April 10, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Johnny Gharib
Jeffrey Riedler
Daniel Greenspan

Re:	OncoGenex Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on April 3, 2013
File No. 033-80623

Ladies and Gentlemen:

On behalf of OncoGenex Pharmaceuticals, Inc. (the “Company”), we are submitting this letter and the following information in response to a letter, dated April 9, 2013, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 3, 2013.

We have incorporated your comment into this response letter in bold italics and our response is set forth below.

We note proposal 5 where you are seeking approval to increase your number of authorized shares of common stock from 25 million to 50 million shares. Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares of common stock that will be newly available. If you have no such plans, arrangement or understandings, please revise your disclosure to so state.

In response to the Staff’s comment, the Company respectfully advises the Staff that it currently has no plans, arrangements or understandings, written or oral, to issue any shares that will be newly available and proposes to add disclosure in the Definitive Proxy Statement on Schedule 14A to be filed with the Commission to include the following disclosure: “At present, our Board of Directors has no immediate plans, arrangements or understandings to issue the additional shares of common stock. However, it desires to have the shares available to provide additional flexibility to use our common stock for business and financial purposes in the future as well to have sufficient shares available to provide appropriate equity incentives for our employees.”

* * *

U.S. Securities and Exchange Commission

April 10, 2013

In addition, in response to the Staff’s comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559.

Sincerely,

FENWICK & WEST LLP

/s/ James D. Evans
James D. Evans

cc:	Scott Cormack, OncoGenex Pharmaceuticals, Inc.
Alan Smith, Esq., Fenwick & West LLP